SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended

16 June 2010

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

June 16, 2010

ADDITIONAL OIL AND GAS CONTAINMENT SYSTEM

BEGINS OPERATION

BP announced today that oil and gas is flowing through a  second containment system attached to the Deepwater Horizon rig's failed blow out preventer (BOP).

This second system supplements the lower marine riser package (LMRP) cap containment system, which remains in operation.  The new system is connected directly to the BOP and carries oil and gas through a manifold and hoses to the Q4000 vessel on the surface. The Q4000 uses a specialised clean-burning system to flare oil and gas captured by this second system.

Oil and gas collected from the BOP reached the Q4000 at approximately 1:00 am CDT (7.00 am BST) on June 16. Operations continue to stabilise and optimise the performance of the second containment system.

Information on the volume of oil collected and gas flared by the LMRP cap containment system is being updated twice daily on BP's website, www.bp.com. When measurements are available for volumes of oil and gas being flared by the Q4000, this information will be added to the updates on BP's website.

Neither the new capture system nor the LMRP containment cap system has ever before been deployed at these depths and conditions, and their efficiency and ability to contain the oil and gas cannot be assured.

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BP Press Office London: +44 20 7496 4076
BP Press office, US: +1 281 366 0265
www.bp.com/gulfofmexicoresponse

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:  16 June 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary